ERSTE BANK **INVESTOR INFORMATION**

Vienna, 27 January 2004

Strategic alignment of shareholder structure at Erste Bank Croatia

After the successful integration of Erste & Steiermärkische banka (ESB) and Riječka banka in August 2003, Erste Bank der oesterreichischen Sparkassen AG ("Erste Bank") has realigned the shareholder structure at the new bank, Erste & Steiermärkische Bank d.d. ("Erste Bank Croatia") in line with the plans made at the time of the acquisition.

When acquiring Riječka banka in 2002, the main shareholders of ESB, Erste Bank and the Styrian savings bank (Steiermärkische Bank und Sparkassen AG) "Steiermärkische", owned 41% each. At the time, both institutions agreed that, due to the regional importance of Croatia for the Styrian savings bank, Steiermärkische should eventually also hold a substantial strategic participation in the new bank.

Accordingly, Steiermärkische has now increased its stake by 2.4% through a voluntary buyout offer to minority shareholders and acquired a further 17.5% from Erste Bank, thus increasing its participation in Erste Bank Croatia from 15.1% to 35.0%. Erste Bank remains the majority shareholder owning 59.8%. The free float was reduced from 7.6% to 5.2%.

The purchase price paid by Steiermärkische for the overall stake was EUR 18.05 per share (totalling EUR 47.52m). Being an intra-group transaction this deal will not impact the Erste Bank Group profit and loss accounts.

Erste Bank Croatia is domiciled in Rijeka, with the Head Office located in Zagreb. The group employs approximately 1,500 people and has a customer base of around 600,000. As of 30 September 2003, the group earned a net income of EUR 23.9 million from a balance sheet total of EUR 2.3 billion. The bank has some 114 branches which are mainly located in the densely populated regions of Istria and around Rijeka and Zagreb. With an overall market share of around 10%, Erste Bank Croatia is the third largest bank in Croatia.

Please direct any enquiries to:
Erste Bank, Investor Relations Department
1010 Vienna, Graben 21, Fax: 0043 (0)5 0100 ext. 13112
Gabriele Werzer, Tel. 0043 (0)5 0100 ext. 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Tel. 0043 (0)5 0100 ext. 17326; e-mail: thomas.schmee@erstebank.at

This text is also available on our homepage at
http://www.erstebank.com (→ investor relations → download centre → investor relations news)

Erste Bank der oesterreichischen Sparkassen AG
Registered Office Vienna, FB-No.33209m, Vienna Commercial Court, DVR 0031313